UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of May 2015
Commission File Number 001-33922

 DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the three-month period ended March 31, 2015.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202821) filed with the Securities and Exchange Commission on April 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 13, 2015	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc., its subsidiaries and its consolidated variable interest entities. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the "Commission") on March 10, 2015 and our Registration Statement on Form F-3, declared effective by the Commission on May 7, 2015. See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Three-months ended March 31, 2015 compared to the three-months ended March 31, 2014.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Three-month period ended
	March 31,		Change
REVENUES:	2014	2015	Amount	%
Voyage revenues (including amortization of above market acquired time charters)	$96,722	$90,028	$(6,694)	(6.9)%
Service revenue, net	360,764	402,083	41,319	11.5%
Total Revenues	457,486	492,111	34,625	7.6%

EXPENSES:
Voyage expenses	29,143	28,102	(1,041)	(3.6)%
Vessels, drilling rigs and drillships operating expenses	179,578	181,127	1,549	0.9%
Depreciation and amortization	107,277	118,696	11,419	10.6%
Impairment loss	-	56,631	56,631	-
General and administrative expenses	49,091	43,288	(5,803)	(11.8)%
Other, net	1,604	(630)	(2,234)	(139.3)%
Operating income	90,793	64,897	(25,896)	(28.5)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(118,554)	(76,785)	41,769	(35.2)%
Interest income	4,303	297	(4,006)	(93.1)%
Loss on interest rate swaps	(2,775)	(9,680)	(6,905)	248.8%
Other, net	(104)	(1,929)	(1,825)	1,754.8%
Total other expenses, net	(117,130)	(88,097)	29,033	(24.8)%

LOSS BEFORE INCOME TAXES	(26,337)	(23,200)	3,137	(11.9)%
Less: Income taxes	(8,791)	(19,590)	(10,799)	122.8%
NET LOSS	(35,128)	(42,790)	(7,662)	21.8%
Less: Net (income)/loss attributable to non-controlling interest	577	(16,367)	(16,944)	(2,936.6)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(34,551)	$(59,157)	$(24,606)	71.2%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $13.4 million, or 25.1%, to $40.0 million for the three-month period ended March 31, 2015, as compared to $53.4 million for the three-month period ended March 31, 2014. A decrease of $16.7 million, or 31.3%, is attributable to lower hire rates during the three-month period ended March 31, 2015, as compared to the relevant period in 2014. The decrease was partly offset by an increase of $1.1 million or 2.1%, which is attributable to the increase in the average number of vessels by 1.0, with total voyage days increasing by 68, from 3,338 days to 3,406 days, during the three-month period ended March 31, 2015, as compared to the three-month period ended March 31, 2014, while the amortization of above market acquired time charters decreased by $2.2 million, or 4.1%, during the three month period ended March 31, 2015, as compared to the relevant period in 2014.

Tanker segment

Voyage revenues increased by $6.7 million, or 15.5%, to $50.0 million for the three-month period ended March 31, 2015, as compared to $43.3 million for the three-month period ended March 31, 2014.  The increase is attributable to higher hire rates during the three-month period ended March 31, 2015, as compared to the relevant period in 2014.

Offshore Drilling segment

Revenues from drilling contracts increased by $41.3 million, or 11.5%, to $402.1 million for the three-month period ended March 31, 2015, as compared to $360.8 million for the three-month period ended March 31, 2014. The increase is primarily attributable to the operations of the Ocean Rig Apollo and the Ocean Rig Athena, that were added to the fleet during the first quarter of 2015 and 2014, respectively, resulting in additional revenues of $63.8 million and the operations of the Ocean Rig Mylos, which contributed $67.9 million revenues during the three-month period ended March 31, 2015 as compared to $29.2 million during the same period in 2014. Moreover, the Ocean Rig Olympia and the Ocean Rig Skyros contributed decreased revenue amounting to $36.4 million, during the three-month period ended March 31, 2015, as compared to the same period in 2014 and the operations of the Eirik Raude and Leiv Eiriksson, contributed $82.5 million during the three-month period ended March 31, 2015 as compared to $107.2 million during the same period in 2014. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2015, ranged between approximately $434,150 and $699,376 per day. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2014, ranged between approximately $440,000 and $670,000 per day.
Voyage expenses

Drybulk Carrier segment

Voyage expenses increased by $1.6 million, or 19.8%, to $9.7 million for the three-month period ended March 31, 2015, as compared to $8.1 million for the three-month period ended March 31, 2014. The increase in voyage expenses is mainly due to the vessel Raiatea which was added to the fleet on April 24, 2014, as well as an increase in bunkers expenses for the three-months period ended March 31, 2015.

Tanker segment

Voyage expenses decreased by $2.6 million, or 12.4%, to $18.4 million for the three-month period ended March 31, 2015, as compared to $21.0 million for the three-month period ended March 31, 2014. The decrease is mainly due to the decrease in bunkers expenses.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels' operating expenses increased by $0.7 million, or 3.2%, to $22.3 million for the three-month period ended March 31, 2015, as compared to $21.6 million for the three-month period ended March 31, 2014. The increase is mainly due to increased drydocking expenses of $1.2 million recognized during the three-month period ended March 31, 2015.

Tanker segment

Vessels' operating expenses decreased by $0.5 million, or 7.8%, to $5.9 million for the three-month period ended March 31, 2015, as compared to $6.4 million for the three-month period ended March 31, 2014. The decrease is mainly due to the decreased crew expenses for the three months ended March 31, 2015, as compared to the relevant period in 2014.

Offshore Drilling segment

Drilling rigs and drillships operating expenses increased by $1.4 million, or 0.9%, to $152.9 million for the three-month period ended March 31, 2015, compared to $151.5 million for the three-month period ended March 31, 2014. The increase is primarily attributable to the operations of the Ocean Rig Apollo and the Ocean Rig Athena, that were added to the fleet during the first quarter of 2015 and 2014, respectively, resulting in higher operating expenses in the three-month period ended March 31, 2015, amounting to $18.3 million. These increases were partly offset by a decrease of $16.9 million in operating expenses of the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos.
Depreciation and amortization

Drybulk Carrier segment

Depreciation and amortization expense decreased by $0.3 million, or 1.2%, to $23.9 million for the three-month period ended March 31, 2015, as compared to $24.2 million for the three-month period ended March 31, 2014. The decrease is mainly due to decreased depreciation charged for the vessel Galveston for the three month period ended March 31, 2015 as compared to the same period in 2014, due to the impairment recognized during the year ended December 31, 2014.

Tanker segment

Depreciation and amortization expense remained the same at $6.0 million for the three-month period ended March 31, 2015 and 2014.

Offshore Drilling segment

Depreciation and amortization expense increased by $11.6 million, or 15.0%, to $88.7 million for the three-month period ended March 31, 2015, as compared to $77.1 million for the three-month period ended March 31, 2014. The increase in depreciation and amortization expense was mainly attributable to the operation of the Ocean Rig Apollo, amounting to $2.3 million, which was added to the fleet during the first quarter of 2015, the increase in depreciation expense of Ocean Rig Athena, by $7.2 million since it was delivered in the end of the first quarter of 2014. Additionally, the depreciation of the Ocean Rig Mykonos, the Leiv Eiriksson, the Ocean Rig Mylos and Ocean Rig Skyros increased by $4.5 million in aggregate. These increases were partly offset by a decrease of $2.3 million in depreciation expense charged for the Ocean Rig Corcovado and the Eirik Raude. The depreciation expense charged for the Ocean Rig Olympia and the Ocean Rig Poseidon remained approximately the same for the three-month period ended March 31, 2015 as compared to the relevant period in 2014.

Impairment loss

Drybulk Carrier segment

The Drybulk carrier segment did not incur any impairment loss during the relevant periods.

Tanker segment

During the three month period ended March 31, 2015 and following the ten memorandums of agreement for the sale of our tanker vessels we recorded an impairment loss of $56.6 million as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses slightly increased by $0.8 million, or 7.5%, to $11.4 million for the three-month period ended March 31, 2015, compared to $10.6 million for the three-month period ended March 31, 2014. The increase is attributable mainly to the allocation of the annual remuneration awarded to Basset under the consultancy agreement effective from January 1, 2015, for the consultancy services of Mr. Antony Kandylidis in his capacity as Executive Vice President of the Company. The increase was partly offset by a decrease in management fees, due to the lower exchange rates for the three month period ended March 31, 2015 as compared to the same period in 2014.

Tanker segment

General and administrative expenses increased by $0.9 million, or 30%, to $3.9 million for the three-month period ended March 31, 2015, compared to $3.0 million for the three-month period ended March 31, 2014. The increase is attributable to the allocation of the annual remuneration awarded to Basset under the consultancy agreement effective from January 1, 2015 for the consultancy services of Mr. Antony Kandylidis in his capacity as Executive Vice President of the Company as well as legal expenses incurred during the three month period ended March 31, 2015, relating to legal services for the Tankships Initial Public Offering. The increase was partly offset by a decrease in management fees,  due to the lower exchange rates for the three month period ended March 31, 2015 as compared to the same period in 2014.

Offshore Drilling segment

General and administrative expenses decreased by $7.4 million, or 20.9%, to $28.0 million for the three-month period ended March 31, 2015, as compared to $35.4 million for the three-month period ended March 31, 2014, due to the decreased cost for the operation of the offices in Angola and Athens and decreased consultancy fees.

Other, net

Drybulk Carrier segment

Other, net amounted to a gain of $0.6 million for the three-month period ended March 31, 2015, as compared to $0 in the relevant period in 2014.

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment

Other, net amounted to $1.6 million, for the three-month period ended March 31, 2014. This amount concerns cancellation fees from a blow-out preventer order for the Leiv Eiriksson. No such costs existed for the relative period in 2015.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs decreased by $17.4 million, or 66.7%, to $8.7 million for the three-month period ended March 31, 2015, as compared to $26.1 million for the three-month period ended March 31, 2014. The decrease is mainly due to the repayment of our Convertible Senior Notes during November 2014.

Tanker segment

 Interest and finance costs slightly decreased by $0.3 million, or 11.1%, to $2.4 million for the three-month period ended March 31, 2015, as compared to $2.7 million for the three-month period ended March 31, 2014.

Offshore Drilling segment

Interest and finance costs decreased by $24.0 million, or 26.8%, to $65.7 million for the three-month period ended March 31, 2015, as compared to $89.7 million for the three-month period ended March 31, 2014. The decrease is mainly associated with the non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million which were partly offset by the higher level of debt during the three-month period ended March 31, 2015.

Interest income

Drybulk Carrier segment

The Drybulk segment did not earn any material interest income during the three-month period ended March 31, 2015, as compared to $0.2 million for the three-month period ended March 31, 2014. The decrease was mainly due to a decrease in bank interest rates in time deposits during the three month period ended March 31, 2015, as compared to the relevant period in 2014.

Tanker segment

The Tanker segment did not earn any interest income during the relevant periods.

Offshore Drilling segment

Interest income decreased by $3.8 million, or 92.7%, to $0.3 million for the three-month period ended March 31, 2015, compared to $4.1 million for the three-month period ended March 31, 2014. The decrease was mainly due to an increased average cash balance and higher interest rates on our deposits during the three month period ended March 31, 2014, as compared to the relevant period in 2015.

Gain/loss on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps increased by $0.1 million, or 33.3% to a loss of $0.4 million for the three-month period ended March 31, 2015, as compared to a loss of $0.3 million for the three-month period ended March 31, 2014. The loss for the three-month period ended March 31, 2015, was mainly due to mark to market losses of outstanding swap positions.

Tanker segment

Losses on interest rate swaps increased by $0.8 million, or 266.7% to a loss of $1.1 million for the three-month period ended March 31, 2015, as compared to a loss of $0.3 million for the three-month period ended March 31, 2014. The loss for the three-month period ended March 31, 2015, was mainly due to mark to market losses of outstanding swap positions.

Offshore Drilling segment

For the three-month period ended March 31, 2015, the drilling segment incurred losses on interest rate swaps of $8.2 million, as compared to losses of $2.2 million for the three-month period ended March 31, 2014. The loss for the three-month period ended March 31, 2015, was mainly due to mark to market losses of outstanding swap positions.

Other, net

Drybulk carrier segment

Other, net amounted to a loss of $0.3 million for the three-month period ended March 31, 2015, compared to a loss of $0.1 million for the three-month period ended March 31, 2014. The increase is mainly due to foreign currency exchange rate differences.

Tanker segment

Other, net amounted to a gain of $0.5 million for the three-month period ended March 31, 2015, as compared to a nil balance for the three-month period ended March 31, 2014. The increase is mainly due to foreign currency exchange rate differences.

Offshore Drilling segment

Other, net amounted to a loss of $2.2 million for the three-month period ended March 31, 2015, compared to a nil balance for the three-month period ended March 31, 2014.The loss recognized is due to foreign currency exchange rate differences mainly between USD and Euro (EUR) or Norwegian Krone (NOK).

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $10.8 million, or 122.7%, to $19.6 million for the three-month period ended March 31, 2015, compared to $8.8 million for the three-month period ended March 31, 2014, mainly due to the increased operating days of the fleet which resulted in increased revenues. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of March 31, 2015, we had cash and cash equivalents of $436.2 million and $150.3 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").

Our cash and cash equivalents decreased by $130.0 million, or 23.0%, to $436.2 million as of March 31, 2015, compared to $566.2 million as of December 31, 2014 and our restricted cash increased by $57.6 million, or 62.1%, to $150.3 million as of March 31, 2015, compared to $92.7 million as of December 31, 2014. The decrease in our cash and cash equivalents was mainly due to loan repayments of $58.2 million, payments of financing fees of $6.3 million, payments of dividends of $10.3 million, advances for vessels and drilling units under construction amounting to $39.4 million, payments in connection to vessel and drilling rig acquisitions and improvements amounting to $452.2 million and an increase in restricted cash of $57.6 million, which were partly offset by the net proceeds of borrowings under our senior secured credit facilities amounting to $462.0 million in the aggregate and cash flows provided by operating activities of $32.0 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). As of March 31, 2015, the Company's current assets exceeded its current liabilities by $186.3 million, compared to a working capital deficit of $394.5 million as of December 31, 2014. The increase for the three-month period ended March 31, 2015, is primarily due to the classification as current assets of the "Vessels held for sale" amounting $530.6 million as well as the increase in the current portion of restricted cash, the increase in trade accounts receivables and the decrease in current portion of long term debt and the amount due to related parties. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of March 31, 2015, we had total indebtedness of $6.0 billion under our senior secured credit facilities and senior secured and unsecured notes, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 9 of the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2014, filed with the Commission on March 10, 2015 and Note 9 of the unaudited interim condensed consolidated financial statements included herein.

Cash flow

Net cash provided by operating activities was $32.0 million for the three-month period ended March 31, 2015. In determining net cash provided by operating activities for the three-month period ended March 31, 2015, net income was adjusted for the effects of certain non-cash items including $118.7 million of depreciation and amortization, $6.4 million of amortization and write-off of deferred financing costs and $2.8 million of non-cash stock based compensation expenses. Moreover for the three-month period ended March 31, 2015, net income was also adjusted for the effects of non-cash items such as the loss in the change in fair value of derivatives of $0.7 million and the amortization of above market value acquired time charters of $0.5 million. The Company had net cash outflows from changes in operating assets and liabilities of approximately $112.0 million for the three-month period ended March 31, 2015. Net cash provided by operating activities was $35.4 million for the three-month period ended March 31, 2014.

Net cash used in investing activities was $549.2 million for the three-month period ended March 31, 2015. The Company made payments of $39.4 million for advances for vessels and drilling units under construction and $452.2 million for vessels, drilling rigs and drillships acquisitions and improvements. These cash outflows were increased by the increase of $57.6 million in the amount of cash deposits required by our lenders. Net cash used in investing activities was $436.8 million for the three-month period ended March 31, 2014.

Net cash provided by financing activities was $387.2 million for the three-month period ended March 31, 2015, consisting mainly of the borrowings of $462.0 million under our long term credit facilities, which were partly offset by $6.3 million in payments for financing costs, repayments of $58.2 million of debt under our long-term credit facilities and dividend payments of $10.3 million. Net cash provided by financing activities was $527.0 million for the three-month period ended March 31, 2014.

Financing activities

Long-term debt

As of March 31, 2015, based on our internal calculations we believe we were in compliance with the financial covenants contained in our debt agreements relating to our offshore drilling fleet, but were in breach of certain financial covenants contained in our loan agreements relating to our drybulk and tanker fleets, referred to collectively as our shipping segment. Furthermore, the Company is in discussions to extend the maturity of a certain loan agreement which has lapsed. These incidents constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and the cross-acceleration and cross-default provisions contained in our bank facilities relating to our shipping segment, we have classified the indebtedness under our bank facilities relating to our shipping segment, amounting to $1,113.1 million in the aggregate as of March 31, 2015, as current liabilities. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Commission on March 10, 2015.

We are currently in negotiations with some of our lenders to obtain waivers of our covenant breaches, to extend our existing waivers of covenant breaches, or to extend debt maturities which have lapsed. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions, with respect to the aforementioned noncompliance under our credit facilities relating to our shipping segment, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy the matters discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our shipping segment. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Management expects that the lenders will not demand immediate payment of the loans relating to our shipping segment under which we were in breach as of March 31, 2015. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities. In addition, if conditions in the drybulk charter, tanker and offshore drilling markets decline from current levels and the market value of our vessels decline even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2015.

The annual principal payments required to be made after March 31, 2015, including balloon payments, totaling $6.0 billion due through June 2025, are as follows:

Twelve months ending	Total (in thousands)
March 31, 2016	$1,183,983
March 31, 2017	70,905
March 31, 2018	870,905
March 31, 2019	70,905
March 31, 2020	838,380
March 31, 2021 and thereafter	3,005,000
6,040,078
Less: Financing fees	(119,988)
Total debt	$5,920,090

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Developments

–	On April 13, 2015, we received written notification from The Nasdaq Stock Market ("Nasdaq"), indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement for the Nasdaq Global Select Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 12, 2015. We intend to monitor the closing bid price of our common stock and we are considering our options, including a reverse stock split, in order to regain compliance with the Nasdaq Global Select Market minimum bid price requirement.

–	On April 27, 2015, Ocean Rig reached an agreement to postpone the delivery of the Ocean Rig Crete and Ocean Rig Amorgos to the first quarter of 2018 and 2019, respectively. As part of the agreement, certain portion of the pre-delivery payments were also deferred and the total project costs for the construction of each drillship have increased by $15 million.

–	On April 30, 2015, we concluded ten Memoranda of Agreement with entities controlled by the Company's Chairman and Chief Executive Officer, George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245.0 million. In addition, we entered into agreements with entities controlled by Mr. Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291.0 million, as long as they confirm their unconditional acceptance by June 30, 2015.

–	On May 6, 2015, Ocean Rig's Board of Directors declared the fifth consecutive quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015 and payable on or about June 2, 2015. We expect to receive dividends amounting to $14.9 million.

Significant Accounting policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2014 filed with the Commission on March 10, 2015.

Changes in Accounting Policies

Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the three-month period ended March 31, 2015.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

●	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;

●	future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

●	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;

●	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;

●	expectations regarding the availability of vessel acquisitions; and

●	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors listed from time to time in reports, registration statements and other materials that we file with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2014 and March 31, 2015 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,	March 31,
ASSETS	2014	2015

CURRENT ASSETS:
Cash and cash equivalents	$566,242	$436,246
Restricted cash	92,694	140,343
Trade accounts receivable, net of allowance for doubtful receivables of $2,825 and $2,863 at December 31, 2014 and at March 31, 2015, respectively	404,656	554,188
Due from related parties (Note 4)	38,221	39,257
Vessels held for sale (Note 7)	-	530,640
Other current assets (Note 5)	125,464	137,119
Total current assets	1,227,277	1,837,793

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 6)	623,984	344,870
Vessels, net (Note 7)	2,141,617	1,524,377
Drilling rigs, drillships, machinery and equipment, net (Note 7)	6,259,747	6,946,165
Total fixed assets, net	9,025,348	8,815,412

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 10)	11,086	5,551
Restricted cash	-	10,000
Other non-current assets (Note 8)	107,892	96,131
Total other non-current assets	118,978	111,682
Total assets	$10,371,603	$10,764,887

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 9)	$1,165,021	$1,153,697
Accounts payable and other current liabilities	97,608	111,605
Accrued liabilities	192,239	191,102
Due to related parties (Note 4)	12,717	398
Deferred revenue	123,728	166,271
Financial instruments (Note 10)	30,447	28,377
Total current liabilities	1,621,760	1,651,450

NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred finance costs (Note 9)	4,352,592	4,766,393
Financial instruments (Note 10)	10,420	7,698
Deferred revenue	81,359	86,038
Other non-current liabilities	15,084	11,945
Total non-current liabilities	4,459,455	4,872,074

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and March 31, 2015; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2014 and March 31, 2015, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2014 and March 31, 2015; 706,064,321 and 708,164,321 shares issued and outstanding at December 31, 2014 and March 31, 2015, respectively	7,060	7,081
Treasury stock; $0.01 par value; 36,100,000 shares at December 31, 2014 and March 31, 2015 (Note 11)	(361)	(361)
Additional paid-in capital (Note 11)	3,249,376	3,248,010
Accumulated other comprehensive loss	(6,622)	(6,503)
Accumulated deficit	(256,632)	(315,789)
Total DryShips Inc. stockholders' equity	2,992,821	2,932,438
Non-controlling interests (Note 17)	1,297,567	1,308,925
Total equity	4,290,388	4,241,363
Total liabilities and stockholders' equity	$10,371,603	$10,764,887

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three-month period ended March 31,
	2014	2015
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	96,722	90,028
Service revenue, net	360,764	402,083
Total Revenues (Note 15)	$457,486	$492,111

EXPENSES:
Voyage expenses	29,143	28,102
Vessels, drilling rigs and drillships operating expenses	179,578	181,127
Depreciation and amortization (Note 7)	107,277	118,696
Impairment loss (Note 7)	-	56,631
General and administrative expenses (Note 4)	49,091	43,288
Other, net (Note 13)	1,604	(630)
Operating income	90,793	64,897

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(118,554)	(76,785)
Interest income	4,303	297
Loss on interest rate swaps (Note 10)	(2,775)	(9,680)
Other, net	(104)	(1,929)
Total other expenses, net	(117,130)	(88,097)

LOSS BEFORE INCOME TAXES	(26,337)	(23,200)
Less: Income taxes (Note 18)	(8,791)	(19,590)

NET LOSS	$(35,128)	$(42,790)

Less: Net (income)/loss attributable to non-controlling interest	577	(16,367)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(34,551)	$(59,157)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 16)	(34,551)	(59,231)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS BASIC AND DILUTED (Note 16)	$(0.08)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 16)	409,609,554	664,830,988

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the three-month periods ended March 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2014	2015
- Net loss	$(35,128)	$(42,790)
Other comprehensive income/(loss):
- Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net (Note 10)	138	137
- Actuarial gains	411	41

Total other comprehensive income	$549	$178
Total comprehensive loss	(34,579)	(42,612)
- Less: comprehensive (income)/loss attributable to non-controlling interests	354	(16,440)
Comprehensive loss attributable to DryShips Inc.	$(34,225)	$(59,052)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2014	2015
Net Cash Provided by Operating Activities	$35,417	$32,048

Cash Flows Provided by/(Used in) Investing Activities:
Drilling rigs acquisitions, improvements and other fixed assets	(404,829)	(452,208)
Advances for vessel acquisitions/ drillships under construction	(9,301)	(39,411)
Short term investments	-	74
Increase in restricted cash	(22,704)	(57,649)
Net Cash Used in Investing Activities	(436,834)	(549,194)

Cash Flows Provided by/(Used in) Financing Activities :
Proceeds from long-term debt and senior notes	950,000	462,000
Principal payments and repayments of long-term debt and senior notes	(509,552)	(58,244)
Net proceeds from common stock issuance	89,659	-
Dividends paid	-	(10,262)
Payment of financing costs, net	(3,090)	(6,344)
Net Cash Provided by Financing Activities	527,017	387,150
Net increase/(decrease) in cash and cash equivalents	125,600	(129,996)

Cash and cash equivalents at beginning of the period	595,142	566,242
Cash and cash equivalents at end of the period	$720,742	$436,246

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc., its subsidiaries and its consolidated Variable Interest Entities ("VIEs") (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne dry cargo and oil transportation services and deepwater drilling rig services.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of Dryships, its wholly-owned subsidiaries and its VIEs. As of December 31, 2014 and March 31, 2015, the Company consolidated one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358, respectively, while total liabilities exceeded total assets by $1,044. The VIE's total assets and liabilities, as of March 31, 2015, were $65,404 and $63,017, respectively, while total assets exceeded total liabilities by $2,387.
In the opinion of management, these unaudited interim condensed consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2015, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.

2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015 (the "Consolidated Financial Statements for the year ended December 31, 2014"). There have been no material changes to these policies in the three-month period ended March 31, 2015.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

3. Going Concern:

As of March 31, 2015, the drilling segment was in compliance with its financial covenants while the shipping segment was in breach of certain financial covenants. Furthermore, the Company is in discussions to extend the maturity of a certain loan agreement which has lapsed. These incidents constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment, the Company has classified the respective bank loans amounting to $1,113,077 as current liabilities (Note 9). As a result, the Company reported a working capital surplus of $186,343 at March 31, 2015, including the classification as current assets of "Vessels held for sale" of $530,640 (Note7).

In addition and as further discussed in Note 13, the Company's expected short term capital commitments to fund the construction installments under the drillships newbuilding contracts in the twelve-month period ending March 31, 2016, amounting to $52,000. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in the twelve-month period ending March 31, 2016, will not be sufficient to cover the Company's unfinanced capital commitments. The Company expects to finance its current maturities of long-term debt and unfinanced capital commitments with either cash on hand, operational cash flows and debt or equity issuances, or a combination thereof.

The Company is currently in negotiations with some of its lenders to obtain waivers, waiver extensions or debt maturity extensions. Management expects that the lenders will not demand immediate payment of the loans. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:

	December 31, 2014	March 31, 2015
Balance Sheet
Due to related party – Cardiff Tankers Inc.	$(266)	$(316)
Due to related party – Fabiana Services S.A.	(1,000)	-
Due to related party – Vivid Finance Limited	(164)	-
Due to related party – Cardiff Drilling Inc.	(4,287)	(82)
Due to related party – Azara Services S.A.	(4,000)	-
Due to related party – Basset Holding Inc.	(3,000)	-

Due to related party – Total	$(12,717)	$(398)

Due from related party – TMS Bulkers Ltd.	28,318	29,007
Due from related party – TMS Tankers Ltd.	9,903	10,250

Due from related party – Total	$38,221	$39,257

Advances for drillships under construction – Cardiff Drilling Inc., for the year/period	1,546	239
Vessels, net –TMS Bulkers Ltd./ TMS Tankers Ltd., for the year/period	530	-
Drilling rigs, drillships, machinery and equipment, net –Cardiff Drilling Inc., for the year/period	2,885	2,961

	Three-month period ended March 31,
Statement of Operations	2014	2015
Service revenues, net – Cardiff Drilling Inc.	$3,622	$4,192
Voyage expenses – TMS Tankers Ltd.	(532)	(617)
Voyage expenses – TMS Bulkers Ltd.	(725)	(601)
Voyage expenses – Cardiff Tankers Inc.	(532)	(617)

General and administrative expenses:
- Consultancy fees – Fabiana Services S.A.	(928)	(755)
- Management fees – TMS Tankers Ltd.	(2,160)	(1,894)
- Management fees – TMS Bulkers Ltd.	(7,241)	(6,513)
- Consultancy fees – Vivid Finance Limited	(5,923)	(978)
- Consultancy fees – Azara Services S.A.	(625)	(625)
- Consultancy fees – Basset Holdings Inc.	(308)	(2,250)
- Amortization of DryShips CEO stock based compensation	(1,454)	(1,655)
- Amortization of Ocean Rig's CEO stock based compensation	$(325)	$(795)

         (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010, and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,618 based on the Euro/U.S. Dollar exchange rate at March 31, 2015) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,666 based on the Euro/U.S. Dollar exchange rate at March 31, 2015). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,716 based on the Euro/U.S. Dollar exchange rate at March 31, 2015).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $539 based on the Euro/U.S. Dollar exchange rate at March 31, 2015) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($1,834 based on the Euro/U.S. Dollar exchange rate at March 31, 2015), payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($1,889 based on the Euro/U.S. Dollar exchange rate at March 31, 2015). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($1,946 based on the Euro/U.S. Dollar exchange rate at March 31, 2015). TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the Company's ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination.

In the event of a change of control of the Company's ownership, the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:
Each management agreement has an initial term of five years and will be automatically renewed for a five-year period and thereafter extended in five-year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average U.S. Dollar rate on the invoice date.

George Economou: As the Company's Chairman, President, Chief Executive Officer and principal shareholder, with a 17.6% shareholding as of March 31, 2015, Mr. George Economou has the ability to exert influence over the operations of the Company. In April 2012, companies affiliated with Mr. George Economou purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips that was completed on April 17, 2012. On April 30, 2015, the Company entered into ten Memoranda of Agreement with entities controlled by Mr. George Economou for the sale of four Suezmax tankers and the potential sale of six Aframax tankers (Note 7). As of March 31, 2015, Mr. George Economou has a 4.5% shareholding in Ocean Rig.

Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery between the fourth quarter of 2015 and the fourth quarter of 2016.

Cardiff Drilling Inc: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, the Company's majority owned subsidiary, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the unaudited interim condensed consolidated statements of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2008, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Republic of the Marshall Islands, Fabiana provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Fabiana Services S.A. - continued:
On January 12, 2011, the Compensation Committee approved a $4,000 bonus and 9,000,000 shares of the Company's common stock payable to Fabiana for the provision of the services of the Company's Chief Executive Officer Mr. George Economou during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares to vest annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share.
On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014, and 333,333 vesting on August 20, 2015. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share.
On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share.
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01, and a cash bonus of $1,000 be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 shares vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share. The shares were issued during the first quarter of 2015.
Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between one of the wholly owned subsidiaries of Ocean Rig, and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of the Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash.
On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of $2,500 cash and 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014, and 50,000 vesting on August 20, 2015. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.
On August 19, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of $2,500 cash and 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015 and, 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.
On December 30, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of $4,000 cash and 300,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer, rendered during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $9.46 per share.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of the Company. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.45 million ($0.49 million based on the Euro/U.S. Dollar exchange rate as of March 31, 2015) and includes a sign on bonus of $2,000.

Under the Consultancy Agreement effective from June 1, 2012, between a wholly owned subsidiary of Ocean Rig and Basset, a related party entity incorporated in the Republic of the Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement was Euro 0.9 million ($1.0 million based on the Euro/U.S. Dollar exchange rate at March 31, 2015). Effective January 1, 2015, the annual remuneration was reduced to Euro 0.45 million ($0.49 million based on the Euro/U.S. Dollar exchange rate as of March 31, 2015).

On August 20, 2013, August 19, 2014 and December 30, 2014, the Compensation Committee of Ocean Rig approved that a cash bonus of $3,000, $4,000 and $3,000, respectively be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services.

Basset is also the owner of 114,286 shares of Ocean Rig's common stock, as of March 31, 2015.

Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of March 31, 2015.

Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, provides services related to the sourcing, negotiation and execution of charters, for which it is entitled to a 1.25% commission on charter hire earned by those tankers.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; or (ii) at any time by the mutual agreement of the parties.

Effective January 1, 2013, the Company amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between DryShips and Vivid is in effect for the Company's tanker and drybulk shipping segments only.

Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between DryShips and Vivid, this fee was paid by DryShips.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

5. Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2014	March 31, 2015
Inventories	$20,304	$18,665
Deferred mobilization expenses	66,169	70,412
Prepayments and advances	28,071	29,273
Insurance claims (Note 13)	7,201	6,064
Other	3,719	12,705
	$125,464	$137,119

6. Advances for Drillships under Construction and Related Costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the drillships building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2014.
The movement of the account during the three-month period ended March 31, 2015, was as follows:
March 31, 2015
Balance at December 31, 2014	$623,984
Advances for drillships under construction and related costs	449,279
Drillships delivered	(728,393)
Balance at March 31, 2015	$344,870
On March 24, 2014 and March 5, 2015, the drillships Ocean Rig Athena and Ocean Rig Apollo were delivered to the Company.
The Ocean Rig Santorini, which is equipped with two blow-out preventers, for which the Company has advanced $127,000 to the yard, is scheduled to be delivered in June 2016. The total project cost is estimated to be approximately $644,000.
On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of Ocean Rig, the Company`s majority owned subsidiary and Samsung Heavy Industries Co., Ltd ("Samsung") became effective for the construction of two seventh generation new integrated design drillships at Samsung (the Ocean Rig Crete and the Ocean Rig Amorgos, respectively). The Company has advanced $108,400 and $76,600, respectively to the yard for each of the new drillships, which are equipped with two blow-out preventers. The total project cost is approximately $743,000 per drillship. On April 27, 2015, Ocean Rig has reached an amendment to postpone the delivery of the Ocean Rig Crete and the Ocean Rig Amorgos to the first quarter of 2018 and 2019, respectively. As part of the agreement, certain portion of the pre-delivery payments were also deferred and the total project costs for the construction of each drillship have increased by $15,000.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$2,873,951	$(732,334)	$2,141,617
Vessel transfer to held for sale	(530,640)	-	(530,640)
Impairment loss	(132,433)	75,802	(56,631)
Depreciation	-	(29,969)	(29,969)
Balance, March 31, 2015	$2,210,878	$(686,501)	$1,524,377

On March 18, 2014, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53,000. The vessel was delivered on April 24, 2014.

On March 30, 2015, the Board of Directors of the Company approved the entering into firm sales agreements with entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it has entered into agreements with entities controlled by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirm their unconditional acceptance by June 30, 2015. On April 30, 2015 the Company concluded ten Memoranda of Agreement for an agreed sales price of $536,000. The Company has classified the vessels as "held for sale" in the accompanying March 31, 2015, consolidated balance sheet, as all criteria required for their classification as "Vessels held for sale" were met and an impairment loss of $56,631 was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On May 6, 2015 and under the terms of the agreements, the purchasers paid $49,000 representing the upfront 20% for the four Suezmax tankers to the Company.

As a result of the above transactions, the Company has withdrawn its registration statement on Form F-1 with the Securities and Exchange Commission relating to a possible initial public offering of Tankships Investment Holdings Inc.

Drilling rigs, drillships, machinery and equipment:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$7,393,173	$(1,133,426)	$6,259,747
Additions	774,650	-	774,650
Depreciation	-	(88,232)	(88,232)
Balance March 31, 2015	$8,167,823	$(1,221,658)	$6,946,165

As of March 31, 2015, all of the Company's operating vessels, drilling rigs and drillships, have been pledged as collateral to secure the bank loans, Ocean Rig's 6.5% senior secured notes due 2017 and the term loan B facilities (Note 9).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

8. Other Non-Current Assets:

The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31, 2014	March 31, 2015
Deferred mobilization expenses	$43,327	$36,333
Security deposits for derivatives	550	550
Prepaid investments	57,910	53,992
Intangible assets, net	4,732	4,371
Above-market acquired time charter contracts	1,373	885
Total	$107,892	$96,131

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2014	March 31, 2015
6.5% Drill Rigs Senior Secured Notes	800,000	800,000
7.25% Ocean Rig Senior Unsecured Notes	500,000	500,000
Secured Credit Facilities - Drybulk Segment	685,410	658,783
Secured Credit Facilities - Tanker Segment	277,913	269,295
Secured Bridge Credit Facility	200,000	185,000
$1.9 billion Secured Term Loan B Facility - Drilling Segment	1,876,250	1,871,500
$1.3 billion Senior Secured Term Loan B Facility – Drilling Segment	1,296,750	1,293,500
$462 million Senior Secured Credit Facility - Drilling Segment	-	462,000
Less: Deferred financing costs	(118,710)	(119,988)
Total debt	5,517,613	5,920,090
Less: Current portion	(1,165,021)	(1,153,697)
Long-term portion	$4,352,592	$4,766,393

Convertible Senior Notes and Related Borrow Facility

In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes in November 2009 and April 2010, respectively (collectively, the "Convertible Senior Notes" or the "Notes"), the Company entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower was required to return the borrowed shares when the Notes were no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. As of December 31, 2014, the share borrower had returned the above-referenced loaned shares to the Company. The returned loaned shares were not retired and are included as treasury stock in the accompanying consolidated balance sheets as of December 31, 2014 and March 31, 2015.

On the day of the Notes' issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement during the three-month periods ended March 31, 2014 and 2015, was $733 and $0, respectively, and is included in "Interest and finance costs."

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Effective September 19, 2011, the applicable conversion price of the Notes was changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig's common stock held by the Company.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the three-month periods ended March 31, 2014 and 2015, was $20,346 and $0, respectively, of which $11,596 and $0, respectively, are non-cash amortization of the discount on the liability component and $8,750 and $0, respectively, are the contractual interest paid semi-annually at a coupon rate of 5% per year.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes was accretive based on an effective interest rate of 12% and 14%, respectively.

During November 2014, the Company repurchased on the open market and cancelled $191,090 principal amount of its 5% convertible notes. On November 24, 2014, the Company repaid the remaining amount of its 5% convertible notes, amounting to $508,910.

Ocean Rig's 6.5% senior secured notes due 2017

On September 20, 2012, Ocean Rig's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer") issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Notes"), offered in a private offering, resulting in net proceeds of approximately $781,965. Ocean Rig used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Notes are fully and unconditionally guaranteed by Ocean Rig and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with Ocean Rig, the "Guarantors").

Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Notes and the Drill Rigs Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Notes.

Ocean Rig's 7.25% senior unsecured notes due 2019

On March 26, 2014, Ocean Rig issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The 7.25% Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. Ocean Rig used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700, was redeemed at a redemption price of 104.5% on May 13, 2014.

The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Term bank loans and credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between April 2015 and June 2025. Interest rates on the outstanding loans as at March 31, 2015, are based on LIBOR plus a margin, except for an amount of $3,165,000 from the loan facilities which are based on a fixed rate.

On November 14, 2014, the Company entered into a facility agreement with ABN AMRO, for a secured bridge loan facility in an amount of $200,000. The loan is repayable through a single repayment installment. In connection with the ABN AMRO facility, on November 18, 2014, as required by that facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares registered, 45,129,069 Ocean Rig shares were initially pledged by the Company to ABN AMRO under the terms of the ABN AMRO facility, which requires collateral coverage based on the prevailing 30-day Volume Weighted Average Price ("VWAP") at draw down. On January 9, 2015 and March 19, 2015, respectively, the Company provided additional security in relation to the ABN AMRO facility in the form of 8,000,000 and 12,500,00 Ocean Rig shares owned by the Company. On January 20, 2015 and February 2, 2015, the Company made two prepayments of $10,000 and $5,000 plus accrued interest, respectively, under this loan agreement.

$1.35 billion Senior Secured Credit Facility

On March 24, 2014, Ocean Rig drew down the remaining undrawn amount of $450,000 under the $1.35 billion term loan facility signed on February 28, 2013, in connection with the delivery of the Ocean Rig Athena and on July 25, 2014, this facility was repaid in full and replaced by the $1.3 billion Senior Secured Term Loan B Facility (see below).

$1.3 billion Senior Secured Term Loan B Facility

On July 25, 2014, Ocean Rig's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of the deferred finance fees associated with the loan repaid, amounting to approximately $19,797, were written off in the unaudited interim condensed statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75,000 associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate and matures on July 25, 2021.

$1.9 billion Secured Term Loan B Facility

On February 7, 2014, Ocean Rig refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

$462 million Senior Secured Credit Facility

On February 13, 2015, Ocean Rig entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. The facility has a five year term and bears interest at LIBOR plus a margin. On March 3, 2015, Ocean Rig drew down an amount of $462,000 under this facility and pledged restricted cash of $10.0 million associated with the respective loan.

$12.5 million Sellers credit

On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company.  This credit was repayable to the yard in one bullet repayment two years after date of drawdown and bore interest at 3% per annum. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig that the Company owns, which pledge would be automatically released upon repayment of the credit. During March 2013, the Company drew down the amount of $12,500. On January 8, 2015, this credit was repaid in full by the Company. On the date of repayment and termination of the loan agreement, the Company was released from its obligations and 1,602,500 shares of Ocean Rig UDW Inc. pledged by the Company to the shipyard were released and returned to the Company.
The aggregate available undrawn amounts under the Company's facilities at December 31, 2014 and March 31, 2015, were $0.

The weighted-average interest rates on the above outstanding debt were: 6.70% for the three-month period ended March 31, 2014 and 6.00% for the three-month period ended March 31, 2015.

The above loans and secured notes are secured by a first priority mortgage over the Company's vessels, drilling rigs and drillships, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgages of vessels and changes in the general nature of the Company's business. In addition, some of the vessels' owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of March 31, 2015, the Company was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements relating to its shipping segment. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of March 31, 2015, the Company was in breach of certain financial covenants, contained in the Company's loan agreements relating to its shipping segment. Furthermore, the Company is in discussions to extend the maturity of a certain loan agreement which has lapsed. As a result of these incidents of non-compliance and of the cross default provisions contained in all of the Company's bank loan agreements relating to its shipping segment, and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans relating to its shipping segment that were in breach as of March 31, 2015, amounting to $1,113,077, as current at March 31, 2015.

As of March 31, 2015, the Company was in compliance with all the financial covenants contained in its debt agreements relating to its drilling segment.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the three-month periods ended March 31, 2014 and 2015, amounted to $ 87,777, and $84,336, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The annual principal payments required to be made after March 31, 2015, including balloon payments, totaling $6,040,078 due through June 2025, are as follows:

March 31, 2016	$1,183,983
March 31, 2017	70,905
March 31, 2018	870,905
March 31, 2019	70,905
March 31, 2020	838,380
March 31, 2021 and thereafter	3,005,000
Total principal payments	6,040,078
Less: Deferred financing costs	(119,988)
Total debt	$5,920,090

10. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company has entered in the past into forward freight agreements ("FFA") and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.

As of March 31, 2015, the Company had 23 interest rate swap agreements outstanding, of $2.4 billion notional amount, maturing from April 2015 through November 2017.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

Fair Values of Derivative Instruments in the Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2014 Fair value	March 31, 2015 Fair value	Balance Sheet Location	December 31, 2014 Fair value	March 31, 2015 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments-current liabilities	$30,447	$28,377
Interest rate swaps	Financial instruments-non-current assets	11,086	5,551	Financial instruments-non-current liabilities	10,420	7,698
Total derivatives not designated as hedging instruments		$11,086	$5,551		$40,867	$36,075
Total derivatives		$11,086	$5,551	Total derivatives	$40,867	$36,075

During the three-month periods ended March 31, 2014 and 2015, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $138 and $137, respectively. The estimated net amount of existing losses at March 31, 2015, that will be reclassified into earnings within the next twelve months related with previously designated cash flow hedges is $550.
		Amount of Gain/(Loss)
		Three-month period ended March 31,
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	2014	2015
Interest rate swaps	Loss on interest rate swaps	$(2,775)	$(9,680)
Total		$(2,775)	$(9,680)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current liabilities and due to / due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The carrying value of non-current restricted cash receiving floating interest rate approximates the fair value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The 7.25% Ocean Rig Senior Unsecured Notes and the 6.5% Drill Rigs Senior Secured Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the-counter market). The fair value of the outstanding balance of the $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility that have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities.

The estimated fair value of the above 7.25% Ocean Rig Senior Unsecured Notes and 6.5% Drill Rigs Senior Secured Notes as at December 31, 2014, was approximately $380,000, and $666,000, respectively.  The estimated fair value of the above $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility was approximately the same as their carrying value net of finance fees. For the aforementioned senior notes and term loans their carrying value net of financing fees as at December 31, 2014 was $492,214, $788,224, $1,825,671 and $1,266,341, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

The estimated fair value of the above 7.25% Ocean Rig Senior Unsecured Notes and 6.5% Drill Rigs Senior Secured Notes as at March 31, 2015, is approximately $288,250 and $640,000, respectively. The estimated fair value of the above $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility is 2,054,936 and 1,393,527, respectively. For the aforementioned senior notes and term loans their carrying value net of financing fees as at March 31, 2015 is $492,598, $789,187, $1,822,874 and $1,264,117, respectively.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	March 31, 2015	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$5,551	$-	$5,551	$-
Interest rate swaps - liability position	(36,075)	-	(36,075)	-
Total	$(30,524)	$-	$(30,524)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Assets held for sale	-	536,000	-	(56,631)
Total	-	536,000	-	(56,631)

In accordance with the provisions of relevant guidance, ten long lived assets held for sale with a carrying amount of $587,271, were written down to their fair value as determined based on the agreed sale prices, resulting in an impairment charge of $56,631, which was included in the accompanying unaudited interim condensed consolidated statement of operations for the three month period ended March 31, 2015.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital:

Net loss Attributable to DryShips and Transfers to the Non-controlling Interest:

The following table represents the effects of any changes in DryShips ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips.

	Three-month period ended March 31,
	2014	2015

Net loss attributable to DryShips Inc.	$(34,551)	$(59,157)
Transfers to the non-controlling interest:
Decrease in DryShips Inc. equity for reduction in subsidiary ownership	(1,924)	(4,212)
Other equity components	-	751
Net transfers to the non-controlling interest
Net loss attributable to DryShips Inc. and transfers to the non-controlling interest	$(36,475)	$(62,618)

Dividends

On February 24, 2015, Ocean Rigs' Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015.

Ocean Rig paid dividends amounting to $10,262, to shareholders other than the Company, during the three-month period ended March 31, 2015.

12. Equity Incentive Plan:

DryShips Inc.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of March 31, 2015, 5,000,000 of these shares have vested.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years, with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014, and 333,333 vesting on August 20, 2015. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share. As of March 31, 2015, 666,667 of these shares have vested.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12. Equity Incentive Plan - continued:

DryShips Inc. – continued:

On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years, with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share. As of March 31, 2015, 400,000 of these shares have vested.

On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years, with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share. As of March 31, 2015, none of these shares have vested.

A summary of the status of the Company's non-vested shares as of December 31, 2014 and the movement during the three-month period ended March 31, 2015, is presented below. There were no shares granted and no shares forfeited in the three-month period ended March 31, 2015.
	Number of non-vested shares	Weighted average grant date fair value per non-vested shares
Balance December 31, 2014	7,233,333	$3.81
Granted	-	-
Vested	-	-
Balance March 31, 2015	7,233,333	$3.81

As of December 31, 2014 and March 31, 2015, there was $12,589 and $10,934, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of four years.

The amounts of $1,454 and $1,655, are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the three-month periods ended March 31, 2014 and 2015, respectively. The total fair value of shares vested during the three-month periods ended March 31, 2014 and 2015, was $0.

Ocean Rig UDW Inc.

On February 14, 2012, Ocean Rig's Compensation Committee approved the grant of 112,950 of Ocean Rig's shares of non-vested common stock to officers and key employees of Ocean Rig's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vested over a period of three years, one third on each December 31, 2012, 2013 and 2014. The stock-based compensation was being recognized to expenses over the vesting period and was based on the fair value of the shares on the grant date of $16.50 per share.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12. Equity Incentive Plan - continued:

Ocean Rig UDW Inc. – continued:

On March 21, 2012, Ocean Rig's board of directors approved the 2012 Equity Incentive Plan (the "Ocean Rig Plan") and reserved a total of 2,000,000 common shares. Under the Ocean Rig Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to newly recruited employees as a sign-up stock bonus. The shares vested over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation was recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On May 16, 2013, Ocean Rig's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $16.90 per share.

On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014, and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

On March 31, 2014, Ocean Rig's Compensation Committee approved the grant of 161,200 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.

On August 19, 2014, Ocean Rig's Compensation Committee approved a bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.

On November 4, 2014, Ocean Rig's Compensation Committee approved the grant of 45,450 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $12.60 per share.
On December 30, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of 300,000 of Ocean Rig's common stock to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered to Ocean Rig during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $9.46 per share.
On April 29, 2015, Ocean Rig's Compensation Committee approved the grant of 173,200 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of  the Ocean Rig shares on the grant date of $7.24 per share.
As of March 31, 2015, 297,102 shares have vested, while 175,226 shares were forfeited due to employees' resignations.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

 12. Equity Incentive Plan - continued:

Ocean Rig UDW Inc. – continued:

A summary of the status of Ocean Rig's non-vested shares as of December 31, 2014 and movement during the three-month period ended March 31, 2015, is presented below.
	Number of non-vested shares	Weighted average grant date fair value per non-vested shares
Balance December 31, 2014	612,798	$13.49
Forfeited	(3,600)	12.60
Balance March 31, 2015	609,198	$13.50

As of December 31, 2014 and March 31, 2015, there was $6,235 and $5,092, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig. That cost is expected to be recognized over a period of two years. The amounts of $568 and $1,103 represent the stock based compensation expense for each period accordingly and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the three-month periods ended March 31, 2014 and 2015, respectively.

13. Commitment and Contingencies:

13.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

13. Commitment and Contingencies – continued:
As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
During March 2015, one of Ocean Rig's drillships was redelivered approximately 6 months ahead of the contractual redelivery date of August 2015. The Company is presently in discussions with its customer and intends to legally defend its rights if an amicable solution fails.

The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

13.2 Purchase obligations:

The following table sets forth the Company's contractual purchase obligations as of March 31, 2015, and giving effect to the agreement dated April 27, 2015 (Note 6).
Obligations:	Total	1st year	2nd year	3rd year	4th year
Drillship building contracts	1,540,000	52,000	498,200	494,000	495,800
Total obligations	$1,540,000	$52,000	$498,200	$494,000	$495,800

13.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of March 31, 2015, amount to $129,452 for the twelve months ending March 31, 2016, $103,296 for the twelve months ending March 31, 2017, $100,731 for the twelve months ending March 31, 2018, $61,714 for the twelve months ending March 31, 2019 and $22,493 for the twelve months ending March 31, 2020. These amounts do not include any assumed off-hire.

Under seven of the Company's charter agreements, the charterer has the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options are exercised, less $5,000 per vessel or, (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement will automatically be terminated on the date of completion of the current voyage. These options are exercisable beginning late March 2015 and throughout the term of the charter agreements which expire through 2020. The options will be amortized over the term of the charter agreements which as of March 31, 2015 amounted to $5,638, or when exercised, if earlier.

14. Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Three-month period ended March 31,
	2014	2015

Interest incurred on long-term debt	$75,853	$77,910
Amortization and write-off of financing fees	11,924	6,426
Amortization of convertible notes discount (Note 9)	11,596	-
Amortization of share lending agreement-note issuance costs (Note 9)	733	-
Premium on 9.5% Senior Unsecured Notes (Note 9)	26,546	-
Other	2,853	620
Capitalized interest	(10,951)	(8,171)
Total	$118,554	$76,785

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

 15. Segment Information:

The Company has three reportable segments from which it derives its revenues: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of the deepwater drilling rig services of the drilling rigs and drillships through ownership of drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The tables below present information about the Company's reportable segments as of and for the three-month periods ended March 31, 2014 and 2015.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income/(loss). Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total

	Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,
	2014	2015	2014	2015	2014	2015	2014	2015
Revenues from external customers	$53,408	$39,963	$43,314	$50,065	$360,764	$402,083	$457,486	$492,111
Income tax expense	-	-	-	-	(8,791)	(19,590)	(8,791)	(19,590)
Net income/(loss)	(37,585)	(39,195)	3,878	(43,691)	(1,421)	40,096	(35,128)	(42,790)

	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015
Total assets	$1,741,235	$1,674,739	$652,375	$586,041	$8,095,212	$8,621,825	$10,488,822	$10,882,605

A reconciliation of total segment assets with the consolidated amounts is as follows:

Total Assets	December 31, 2014	March 31, 2015
Total Assets for reportable segments	10,488,822	10,882,605
Elimination of intersegment receivables	(117,219)	(117,718)
Total consolidated Assets	10,371,603	10,764,887

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

16. Losses per Share:

The Company calculates basic and diluted losses per share as follows:
	Three-month period ended March 31,
	2014			2015
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	(34,551)	-	-	(59,157)	-	-
Less: Allocation of undistributed earnings to non-vested stock	-	-	-	(74)	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(34,551)	409,609,554	$(0.08)	$(59,231)	664,830,988	$(0.09)

For the three-month periods ended March 31, 2014 and 2015 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

17. Non-controlling Interests:
The following table represents the changes in DryShips non-controlling interests:
	Three-month period ended March 31,
	2014	2015

Balance at the beginning of the period	$1,218,062	$1,297,567
Net income/(loss) for the period	(577)	16,367
Decrease in DryShips equity for reduction in subsidiary ownership (Notes 11 and 12)	1,719	4,212
Amortization of stock based compensation	231	450
Dividends declared	-	(10,262)
Other equity components	-	518
Other comprehensive income	223	73
Balance at the end of the period	$1,219,658	$1,308,925

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

18. Income Taxes:

Neither the Republic of the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation. Under the laws of the Republic of the Marshall Islands and Malta, the countries in which the Company and the vessels owned by subsidiaries of the Company are registered and the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

19. Subsequent Events:

19.1 On April 13, 2015, the Company received written notification from The Nasdaq Stock Market ("Nasdaq"), indicating that as the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Global Select Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 12, 2015. The Company intends to monitor the closing bid price of its common stock and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Global Select Market minimum bid price requirement.

19.2 On May 6, 2015, Ocean Rig's Board of Directors declared the fifth consecutive quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015 and payable on or about June 2, 2015. The Company expects to receive dividends amounting to $14,877.